UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Retirement and Savings Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Retirement and Savings Plan
Index

Pages

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2005 and 2004	4

Notes to Financial Statements	5-12

Supplemental Schedule

Schedule of Assets (Held at End of Year),
December 31, 2005	13

Signatures	14

Exhibit Index	15

Consent of Independent Registered Public Accounting Firm	16

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 23, 2006

Humana Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets

Investments	$927,931,267	$725,399,260

Receivable from participating employees for participant withholdings	1,265,013	904,991
Receivable for employer contributions	21,816,109	20,139,412
Accrued interest and dividends	196,511	99,912

Total assets	951,208,900	746,543,575

Liabilities and Net Assets Available for Benefits

Accrued expenses	76,978	159,795

Total liabilities	76,978	159,795

Net assets available for benefits	$951,131,922	$746,383,780

The accompanying notes are an integral part of these financial statements.

Humana Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Interest and dividend income	$12,431,871	$15,499,085

Contributions
Participants	48,487,208	40,288,838
Employer	35,016,688	32,415,080

Transfers to the Plan	10,488,314	-
Net appreciation in fair value of investments	155,956,258	83,108,837

Total additions	262,380,339	171,311,840

Benefits paid to participants	56,898,841	62,338,858
Administrative expenses	733,356	910,520

Total deductions	57,632,197	63,249,378

Net increase	204,748,142	108,062,462

Net assets available for benefits
Beginning of year	746,383,780	638,321,318

End of year	$951,131,922	$746,383,780

The accompanying notes are an integral part of these financial statements.

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1. Summary of Plan

The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company or Humana) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering a diversified portfolio of health insurance products and related services through traditional and consumer-choice plans to employer groups, government sponsored programs, and individuals. This document describes the Plan during 2005 and 2004.

a. Contributions: The Plan maintains three accounts, the After Tax Account, the Retirement Account, and the Pretax Savings Account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account beginning on the employee's date of hire. A participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the participant's annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986 (IRC)) limitation in effect for the calendar year, which was $14,000 for 2005 and $13,000 for 2004.

The Company enrolls eligible participants at 3% of compensation 45 days after the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 35%. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and are invested in the Humana Stock Fund. Once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan. The Humana Stock Fund is a participant directed commingled fund that invests primarily in the Company's common stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock.

The Pretax Savings account includes "catch-up" contributions. Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may contribute an additional "catch-up" contribution, up to $4,000 in 2005 and $3,000 in 2004, through payroll deductions, in an amount not less than 1% nor more than 35% of the participant's annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). "Catch-up" contributions are not considered in the calculation of the Company matching contributions.

Participants are immediately eligible to participate in the Plan's After Tax Accounts. A participant, through payroll deductions, may contribute not less than 1% or more than 2% of the participant's annual compensation, on an after tax basis. After Tax contributions are not considered in the calculation of the Company matching contributions.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the company makes annual contributions into the Retirement Account of the Plan. For the plan years ended December 31, 2005 and 2004, the Company made an allocation to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the IRC, as amended.

Each participant's account is credited with the participant's contributions, the Company's contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the After Tax Account, the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan offers nine mutual funds, the Humana Stock Fund, and the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account, as investment options. In the absence of such allocation, contributions are invested in the Primco Stable Value Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the eleven investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds' net asset value on the day the transaction is initiated.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable.

b. Forfeitures: Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $52,402 and $26,856, respectively. These accounts will be used to reduce future employer contributions. Also, in 2005 and 2004, employer contributions were reduced by approximately $2,198,500 and $1,326,000 from forfeited nonvested accounts, respectively.

c. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

A participant may generally withdraw an amount from the After Tax Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

      A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

      Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

      A life annuity paid monthly or quarterly, or

      A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

If the vested account balance is less than $1,000, a lump-sum distribution will be made.

The Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer After Tax and Pretax Savings Accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum amount a participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid rateably through payroll deductions.

2. Summary of Significant Accounting Policies

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement date basis which approximates trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The Plan's investments in common/collective trusts and mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company's common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company's common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices.

In accordance with ERISA regulations, investments in traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses, in accordance with the terms of the contracts themselves.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d. Recently Issued Accounting Pronouncements: On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position No. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP)." The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

The Company intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements.

Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

e.      Reclassifications: Certain prior year amounts have been reclassified to conform to the 2005 financial statement presentation.

3.      Investments

The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The following table presents the fair value/contract value of investments at December 31, 2005 and 2004. Investments that individually represent 5% or more of the Plan's net assets have been separately identified.

	2005		2004
		Fair Value/		Fair Value/
	Shares	Contract Value	Shares	Contract Value
Investments, at fair value
Humana Common Stock	5,166,026	$280,670,193	5,707,079	$169,443,176
Schwab Instl Large Cap C1	4,983,625	93,592,483	4,806,638	82,914,501
Russell 3000 Stock Index Fund	4,760,576	85,790,336	4,909,148	83,313,143
Armada Small Cap Value Cl 1	3,648,231	70,009,562	3,453,857	76,295,702
Pimco Total Return - Admin Class	4,862,785	51,059,243	3,814,603	40,701,810
ABN Amro/Veredus Aggr Growth N	2,366,364	45,457,861	2,422,198	45,488,869
Artisan International Fund	2,412,118	61,050,708	1,920,858	42,527,798
Smith Barney Lg Cap Growth	2,424,879	57,493,891	1,827,372	41,061,038
Other investments (individually less
than 5% of Plan assets)		43,693,469		24,505,058

Investments, at contract value
Primco Stable Value Fund	6,674,320	139,113,521	5,955,711	119,148,165

		$927,931,267		$725,399,260

During 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2005	2004

Mutual funds	$501,407	$17,472,906
Common/collective funds	17,711,252	26,338,875
Employer common stock	137,743,599	39,297,056

	$155,956,258	$83,108,837

4. Investment Contracts

At December 31, 2005 and 2004, the Primco Stable Value Fund represented traditional and synthetic GICs in which the Plan has an approximate 99% interest and the Humana Puerto Rico 1165(e) Retirement Plan has an approximate 1% interest. The Plan's total investment in contracts held by Primco Stable Value fund of December 31, 2005 and 2004 were as follows:

	2005	2004
Investments, at contract value
Investment contracts - banks
Bank of America Synthetic GIC	$22,849,827	$19,893,490
IXIS Financial Synthetic GIC	24,743,092	17,787,800
GE Life & Annuity ASR Co.	3,246,323	3,073,229
JP Morgan Chase Bank Synthetic GIC	22,748,602	19,736,627
State Street Bank & Trust Synthetic GIC	34,227,379	25,790,109
Wachovia Bank	3,006,740	2,243,681
Investment contracts - insurance companies
John Hancock Mutual Life Synthetic GIC	-	2,697,368
Metropolitan Life Ins Co. Group Annuity	5,437,282	6,506,300
Monumental Life Ins Co. Synthetic GIC	22,854,276	19,928,576
Travelers Ins. Companies	-	1,490,985

	$139,113,521	$119,148,165

The Plan holds an interest in the Primco Stable Value Fund which invests in GICs, which are contracts between an insurance company and the fund that provide for guaranteed returns on principle amounts invested over various periods of time. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a wrapper contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. The Plan's portion of the wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and was $(686,345) and $2,100,009 on December 31, 2005 and 2004, respectively.

The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The fair value of the total investments carried at contract value at December 31, 2005 and 2004 was $138,427,176 and $121,248,174, respectively. The average yield and crediting interest rate approximated 4.5% and 4.4% for 2005 and 2004, respectively.

5. Income Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated May 20, 2005, that the Plan is designed in accordance with applicable sections of the IRC. In connection with a routine audit of the Plan, the IRS has raised questions about certain matters addressed in the May 20, 2005 letter, but the Company and its counsel believes that the matter will be resolved without any adverse impact on the Plan's qualified status. The Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

7. Related Party Transactions

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts. Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan sponsor as well as loans to Plan participants, both of which qualify as related parties to the Plan and are exempt from prohibited transaction rules.

For the years ending December 31, 2005 and 2004, 4,553,338 shares of Humana common stock were purchased for $63,646,911 and 4,959,580 shares were purchased for $36,026,971, respectively. For the years ending December 31, 2005 and 2004, 5,953,902 shares of Humana common stock were sold for $89,677,620 and 7,669,993 shares were sold for $59,302,007, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Humana Retirement and Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
		Description of Investment Including	Fair Value/
Identity of Issue, Borrower, Lessor		Maturity Date, Rate of Interest,	Contract
or Similar Party	Shares	Collateral, Par or Maturity Value	Value

Investments, at fair value
* Participant Loan Fund		Participant Loans, Interest Rates
		5.00%-10.5%	$13,448,695
* Humana Stock Fund:		Humana Stock Fund:
Humana Common Stock	5,166,026	Humana Common Stock	280,670,193
Investcash		Money Market Deposit Account,
		Interest Rate 3.0%	4,438,162
* Schwab Instl Large Cap C1	4,983,625	Common Collective Trust Fund	93,592,483
Russell 3000 Stock Index Fund	4,760,576	Common Collective Trust Fund	85,790,336
PCRA		Self-Directed Brokerage Account	12,715,881
ABN Amro/Veredus Aggr Growth N	2,366,364	Registered Investment Company	45,457,861
Armada Small Cap Value Cl 1	3,648,231	Registered Investment Company	70,009,562
Artisan International Fund	2,412,118	Registered Investment Company	61,050,708
Pimco Total Return - Admin Class	4,862,785	Registered Investment Company	51,059,243
Dreyfus Small Cap Stock Index	610,575	Registered Investment Company	13,090,731
Smith Barney Large Cap Growth	2,424,879	Registered Investment Company	57,493,891

			788,817,746
Investments, at contract value
Primco Stable Value Fund
Investment Contracts - Banks
Bank of America Synthetic GIC #99-049		IGT Invesco Intermediate Government
Bank of America Synthetic GIC - Wrapper		Fund 103-12 Investment Entities	22,955,905
IXIS Financial Synthetic GIC #1237-02		Synthetic GIC Wrapper	(106,078)
		IGT AAA Asset-Backed Security
IXIS Financial Synthetic GIC - Wrapper		103-12 Investment Entities	24,685,971
GE Life & Annuity ASR Co.		Synthetic GIC Wrapper	57,121
Traditional GIC #GS-3522		Insurance Company General Account
JP Morgan Chase Bank Synthetic			3,246,323
GIC #433120- TH		IGT Pimco AAA Intermediate Fund
JP Morgan Chase Bank Synthetic GIC - Wrapper		103-12 Investment Entities	22,401,803
State Street Bank & Trust Synthetic GIC #103104		Synthetic GIC Wrapper	346,799
		IGT Invesco Short-Term Bonds
State Street Bank & Trust Synthetic GIC - Wrapper		103-12 Investment Entities	33,766,145
Wachovia Bank Traditional GIC #09304-08-L		Synthetic GIC Wrapper	461,234
Investment Contracts - Insurance Companies		Common Collective Trust	3,006,740
Metropolitan Life Ins Co. Group Annuity #28448
		Pooled Investments:
		Cash	1,473,666
		FH 1B0119 6.18 08/01/31	82,128
		FNR 93-131E 6.50 07/25/08	375,771
		FNW 03-W12 1A4 3.46 06/25/43	92,793
		USTN 3.25 08-07 3.25 08/15/07	1,953,189
		USTN 2.7508-072.75 08/15/07	1,450,655
		Synthetic GIC Wrapper	9,080
		IGT WAM AAA Intermediate Fund
Metropolitan Life Ins Co. Group Annuity - Wrapper		103-12 Investment Entities	22,936,086
Monumental Life Ins Co. Synthetic GIC		Synthetic GIC Wrapper	(81,810)
#MDA-00640TR
Monumental Life Ins Co. Synthetic GIC - Wrapper			139,113,521

			$927,931,267

*Party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY:

/s/ James H. Bloem
Humana Inc.
James H. Bloem
Senior Vice President and
Chief Financial Officer

June 26, 2006

Exhibit

Exhibit Index

Exhibit 23              Consent of Independent Registered Public Accounting Firm